PERTH, AUSTRALIA 23 august 2005
Title ORBITAL ANNOUNCES APPOINTMENT OF EXECUTIVE DIRECTOR

Orbital Corporation Limited Chairman, Mr Don Bourke, today announced that Dr Rodney Houston, who was appointed Chief
Operating Officer and CEO elect on 12 July 2005, has been appointed as a Director of the Company.

Dr Houston will assume the role of Managing Director and Chief Executive Officer from 1 October 2005.

Under a new executive service agreement, Dr Houstons annual salary package from that date will be 270,000 dollars, with annual cash bonuses of up to 40 per cent of the package payable on achievement of stringent performance targets to be set by the Board. Subject to shareholder approval, Dr Houston will also participate in the Companys performance based Executive Long Term
Share Plan. The Plan currently provides for the issue of shares based on the Company achieving a Total Shareholder
Return, over a 3 year performance period, at or above the 50th percentile of a peer group of companies.

The service agreement is for an indefinite period and may be terminated at any time by the Company on 12 months notice other than for reasons of serious misconduct. Dr Houston is required to provide three months notice of termination.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Dr Rod Houston
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668